SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Abril 2018

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces First Quarter 2018 Results

Monterrey, Mexico, April 26, 2018 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the first quarter of 2018.

FINANCIAL HIGHLIGHTS:

•	40 basis points of gross margin expansion at FEMSA Consolidated
•	22.5% Income from operations growth at FEMSA Comercio’s Retail Division
•	11.6% Income from operations growth at FEMSA Comercio’s Health Division
•	Operating margin recovery to 1.3% of total revenues at FEMSA Comercio’s Fuel Division
•	2.5% volume growth at Coca-Cola FEMSA Brazil

FINANCIAL SUMMARY FOR THE FIRST QUARTER OF 2018

Change vs. same period of last year

	Revenues	Gross Profit	Income from Operations	Same-Store Sales

FEMSA CONSOLIDATED	4.0%	5.1%	3.9%
FEMSA COMERCIO
Retail Division	13.9%	15.1%	22.5%	7.5%
Health Division	3.6%	8.3%	11.6%	0.8%
Fuel Division	16.2%	42.6%	121.0%	3.6%
COCA-COLA FEMSA	(3.2)%	(1.7)%	(3.4)%

Eduardo Padilla, FEMSA’s CEO, commented:

“There are a number of reasons to be cautiously optimistic in our results for the first quarter. FEMSA Comercio’s Retail Division showed solid growth trends across its income statement, although we must remember that some of that came from the Holy Week calendar shift and we will likely give it back in the month of April. Nevertheless, profitability trends were structurally positive. The Health Division delivered improved results from Mexico, which may be the first signs that we are turning a corner in this key market after much hard work, while the Fuel Division faced an undemanding comparable base and thus delivered another quarter of gradual sequential recovery in profitability. And at Coca-Cola FEMSA, we continued to see promising signs in our key Brazilian operations, as well as a resilient environment in Mexico, while the team again navigated challenging consumer, cost and tax conditions across several of our markets.

It is also encouraging to see inflation coming down fast in Mexico, bolstering real wage growth, although we continue to expect volatility in the exchange rate in the coming months that could yet spill over and reverse those positive inflation trends. All told, FEMSA’s first quarter results came in a little better than we expected in several of our operations, but the second quarter will be tougher based on the calendar shift, and we continue to expect choppy waters ahead.”

Quarterly results are compared to the same period of previous year femsa consolidated

FEMSA CONSOLIDATED

1Q18 Financial Summary

(Millions of Ps.)

	1Q18	1Q17	Var.
Revenues	115,337	110,862	4.0%
Income from Operations	8,412	8,093	3.9%
Income from Operations Margin (%)	7.3	7.3	0 bps
Operative Cash Flow (EBITDA)	13,006	13,175	-1.3%
Operative Cash Flow (EBITDA) Margin (%)	11.3	11.9	-60 bps
Net Income	1,478	6,590	-77.6%

CONSOLIDATED BALANCE SHEET

(Millions of Ps.)

As of March 31, 2018	Ps.	US$[3]
Cash	81,112	4,465
Short-term debt	12,470	686
Long-term debt	105,852	5,826
Net debt[4]	37,210	2,048

Total revenues increased 4.0% in 1Q18 compared to 1Q17, mainly reflecting solid growth at FEMSA Comercio’s Retail Division. On an organic basis,1 total revenues grew 5.2%.

Gross profit increased 5.1%. Gross margin increased 40 basis points, reflecting gross margin expansion across all businesses.

Income from operations increased 3.9%. On an organic basis,1 income from operations decreased 0.8%. Consolidated operating margin remained stable at 7.3% of total revenues.

Our effective income tax rate was 49.9% in 1Q18. A lower Income before income tax base magnified the impact of certain recurrent and permanent tax effects.

Net consolidated income decreased 77.6%, mainly driven by a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso, which was partially offset by lower interest expense and an increase in income from operations.

Net majority income in 1Q18 was not significant, representing Ps. 0.0006 per FEMSA Unit2 and US$ 0.0003 per FEMSA ADS.

Capital expenditures amounted to Ps. 4,091 million in 1Q18, reflecting lower investments at Coca-Cola FEMSA.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at the beginning of January 2017. Excludes the results of Coca-Cola FEMSA de Venezuela in 2017.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2018 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for March 30, 2018 was 18.1676 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt.

April 26, 2018	2

FEMSA COMERCIO – RETAIL DIVISION

FEMSA COMERCIO – RETAIL DIVISION

1Q18 Financial Summary

(Millions of Ps. except same-stores sales)

	1Q18	1Q17	Var.
Same-store sales (thousands of Ps.)	729	678	7.5%
Revenues	38,806	34,070	13.9%
Income from Operations	1,873	1,529	22.5%
Income from Operations Margin (%)	4.8	4.5	30 bps
Operative Cash Flow (EBITDA)	3,166	2,660	19.0%
Operative Cash Flow (EBITDA) Margin (%)	8.2	7.8	40 bps

Total revenues increased 13.9% in 1Q18 compared to 1Q17, reflecting the opening of 237 net new OXXO stores in the quarter to reach 1,362 total net new store openings for the last twelve months. As of March 31, 2018, FEMSA Comercio’s Retail Division had a total of 16,763 OXXO stores. OXXO’s same-store sales increased an average of 7.5%, reflecting resilient consumer demand as well as the benefit from the Holy Week calendar shift. This performance was driven by a 5.1% increase in average customer ticket and an increase of 2.4% in store traffic.

Gross profit increased by 15.1%, resulting in a gross margin expansion of 40 basis points to 36.0% of total revenues. This expansion mainly reflects i) sustained growth of the services category, including income from financial services; and ii) healthy trends in our commercial income activity.

Income from operations increased 22.5%. Operating expenses increased 14.1% to Ps. 12,101 million, slightly above revenues, reflecting a combination of: i) a favorable calendar and profitability comparison base in 1Q17, when retail operating income and margin fell; ii) a decrease in electricity tariffs; iii) investments related to certain IT projects; and iv) increased secure cash transportation costs driven by incremental volume. The healthy growth in revenues drove higher operating leverage, and therefore operating margin expanded by 30 basis points to 4.8% of total revenues.

April 26, 2018	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION

1Q18 Financial Summary

(Millions of Ps. except same-stores sales)

	1Q18	1Q17	Var.
Same-store sales (thousands of Ps.)	1,547	1,535	0.8%
Revenues	12,454	12,024	3.6%
Income from Operations	280	251	11.6%
Income from Operations Margin (%)	2.2	2.1	10 bps
Operative Cash Flow (EBITDA)	531	498	6.6%
Operative Cash Flow (EBITDA) Margin (%)	4.3	4.1	20 bps

Total revenues increased 3.6% in 1Q18 compared to 1Q17, facing a tough comparison base and reflecting moderate growth in our South American operations, and the early signs of improving trends in Mexico. As of March 31, 2018 FEMSA Comercio’s Health Division had a total of 2,235 points of sale across our territories, reflecting the addition of 10 net new stores in the quarter to reach 99 total net new store openings for the last twelve months. Same-store sales for drugstores increased by an average of 0.8%.

Gross profit increased by 8.3%, resulting in a gross margin expansion of 130 basis points to 29.7% of total revenues, reflecting positive sales mix as well as a more effective collaboration and execution with key supplier partners across our operations and to benefits that are gradually beginning to materialize in Mexico, through the incipient leverage of our recently integrated operating platform.

Income from operations increased 11.6%. Operating expenses increased 8.0% to Ps. 3,416 million. Operating margin expanded by only 10 basis points to 2.2% of total revenues, reflecting higher expenses in Mexico as we strengthen our commercial team and our distribution capabilities.

April 26, 2018	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION

1Q18 Financial Summary

(Millions of Ps. except same-stations sales)

	1Q18	1Q17	Var.
Same-station sales (thousands of Ps.)	8,163	7,877	3.6%
Revenues	10,593	9,114	16.2%
Income from Operations	137	62	121.0%
Income from Operations Margin (%)	1.3	0.7	60 bps
Operative Cash Flow (EBITDA)	174	92	89.1%
Operative Cash Flow (EBITDA) Margin (%)	1.6	1.0	60 bps

Total revenues increased 16.2% in 1Q18 compared to 1Q17, reflecting the addition of 15 net new OXXO GAS stations in the quarter to reach 79 total net new stations for the last twelve months. As of March 31, 2018, FEMSA Comercio’s Fuel Division had a total of 467 OXXO GAS service stations. Same-station sales increased an average of 3.6%, as average price per liter increased by 8.9%, while average volume decreased 4.8%.

Gross profit increased by 42.6% resulting in a gross margin recovery of 160 basis points to 8.4% of total revenues, reflecting a low comparable base as gross profit per liter remained flat in 1Q17 versus 2016 in peso terms.

Income from operations increased 121.0%. Operating expenses increased 33.9% to Ps. 750 million, above revenues. However, operating margin recovered 60 basis points to 1.3% of total revenues, reflecting better operating leverage that more than offset higher regulatory expenses.

April 26, 2018	5

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

•	On March 16, 2018, FEMSA held its Annual Ordinary General Shareholders Meeting, during which the shareholders approved the Company’s annual report for 2017 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2017 and the election of the Board of Directors and its Committees for 2018. The shareholders approved the payment of a cash dividend in the amount of Ps. 9,221 million, consisting of Ps. 0.5748 per each Series "D" share and Ps. 0.4598 per each Series "B" share, which amounts to Ps. 2.7590 per "BD" Unit (BMV: FEMSAUBD) or Ps. 27.590 per ADS (NYSE: FMX), and Ps. 2.2991 per "B" Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 4, 2018 and November 6, 2018. In addition, the shareholders established the amount of Ps. 7,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2018.

April 26, 2018	6

CONFERENCE CALL INFORMATION:

Our First Quarter 2018 Conference Call will be held on: Thursday, April 26, 2018, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 500 6975; International: (719) 325 2140; Conference Id: 4396866. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 30, 2018, which was 18.1676 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

April 26, 2018	7

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the first quarter of:
	2018	% of rev.	2017	% of rev.	% Var.	% Org (A)
Total revenues	115,337	100.0	110,862	100.0	4.0	5.2
Cost of sales	73,973	64.1	71,507	64.5	3.4
Gross profit	41,364	35.9	39,355	35.5	5.1
Administrative expenses	4,292	3.7	4,226	3.8	1.6
Selling expenses	28,463	24.7	27,371	24.7	4.0
Other operating expenses (income), net (1)	197	0.2	(335)	(0.3)	(158.8)
Income from operations(2)	8,412	7.3	8,093	7.3	3.9	(0.8)
Other non-operating expenses (income)	189		(2,261)		(108.4)
Interest expense	2,592		3,108		(16.6)
Interest income	767		339		126.3
Interest expense, net	1,825		2,769		(34.1)
Foreign exchange loss (gain)	4,933		1,666		196.1
Other financial expenses (income), net.	256		(1,027)		(124.9)
Financing expenses, net	7,014		3,408		105.8
Income before income tax and participation in associates results	1,209		6,946		(82.6)
Income tax	603		1,649		(63.4)
Participation in associates results(3)	872		1,293		(32.6)
Net consolidated income	1,478		6,590		(77.6)
Net majority income	2		3,291		(99.9)
Net minority income	1,476		3,299		(55.3)

Operative Cash Flow & CAPEX	2018	% of rev.	2017	% of rev.	% Var.	% Org (A)
Income from operations	8,412	7.3	8,093	7.3	3.9	(0.8)
Depreciation	3,818	3.3	3,803	3.4	0.4
Amortization & other non-cash charges	776	0.7	1,279	1.2	-39.3
Operative Cash Flow (EBITDA)	13,006	11.3	13,175	11.9	-1.3	1.3
CAPEX	4,091		5,835

Financial Ratios	2018		2017		Var. p.p.
Liquidity(4)	1.46		1.73		(0.27)
Interest coverage(5)	7.13		4.76		2.37
Leverage(6)	0.83		0.75		0.08
Capitalization(7)	28.28%		27.80%		0.48

(A)	Organic basis (% Org.) Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at January 2017. Excludes the results of Coca-Cola FEMSA Venezuela in 2017.
(1)	Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.
(2)	Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.
(3)	Mainly represents the equity method participation in Heineken´s results, net.
(4)	Total current assets / total current liabilities.
(5)	Income from operations + depreciation + amortization & other / interest expense, net.
(6)	Total liabilities / total stockholders' equity.
(7)	Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

April 26, 2018	8

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Mar-18	Dec-17	% Var.
Cash and cash equivalents	81,112	96,944	(16.3)
Investments	13,048	2,160	N.S.
Accounts receivable	25,985	32,316	(19.6)
Inventories	34,323	34,840	(1.5)
Other current assets	18,781	14,928	25.8
Total current assets	173,249	181,188	(4.4)
Investments in shares	92,278	96,097	(4.0)
Property, plant and equipment, net	112,193	116,712	(3.9)
Intangible assets (1)	148,232	154,093	(3.8)
Other assets	45,118	40,451	11.5
TOTAL ASSETS	571,070	588,541	(3.0)

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,453	2,830	(13.3)
Current maturities of long-term debt	10,017	10,760	(6.9)
Interest payable	1,358	976	39.1
Operating liabilities	105,186	90,456	16.3
Total current liabilities	119,014	105,022	13.3
Long-term debt (2)	105,852	110,917	(4.6)
Labor liabilities	5,260	5,373	(2.1)
Other liabilities	28,435	30,317	(6.2)
Total liabilities	258,561	251,629	2.8
Total stockholders’ equity	312,509	336,912	(7.2)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	571,070	588,541	(3.0)

	March 31, 2018
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	41.4%	8.0%
U.S. Dollars	0.9%	3.0%
Euros	18.3%	1.8%
Colombian pesos	2.1%	7.6%
Argentine pesos	0.1%	22.4%
Brazilian reais	33.7%	7.1%
Chilean pesos	3.5%	5.9%
Total debt	100.0%	6.5%

Fixed rate(2)	84.9%
Variable rate(2)	15.1%

DEBT MATURITY PROFILE	2018	2019	2020	2021	2022	2023+
% of Total Debt	12.5%	6.1%	9.1%	5.8%	1.8%	64.7%

(1)	Includes mainly the intangible assets generated by acquisitions.
(2)	Includes the effect of derivative financial instruments on long-term debt.

April 26, 2018	9

FEMSA Comercio - Retail Division

Results of Operations

Millions of Pesos

	For the first quarter of:
	2018	% of rev.	2017	% of rev.	% Var.
Total revenues	38,806	100.0	34,070	100.0	13.9
Cost of sales	24,832	64.0	21,934	64.4	13.2
Gross profit	13,974	36.0	12,136	35.6	15.1
Administrative expenses	867	2.2	775	2.3	11.9
Selling expenses	11,165	28.8	9,764	28.6	14.3
Other operating expenses (income), net	69	0.2	68	0.2	1.5
Income from operations	1,873	4.8	1,529	4.5	22.5
Depreciation	1,171	3.0	1,014	3.0	15.5
Amortization & other non-cash charges	122	0.4	117	0.3	4.3
Operative cash flow	3,166	8.2	2,660	7.8	19.0
CAPEX	1,503		1,625		(7.5)

Information of OXXO Stores
Total stores	16,763		15,401		8.8
Net new convenience stores:
vs. Last quarter	237		176		34.7
Last-twelve-months	1,362		1,203		13.2

Same-store data: (1)
Sales (thousands of pesos)	729.0		677.8		7.5
Traffic (thousands of transactions)	21.9		21.4		2.4
Ticket (pesos)	33.3		31.7		5.1

(1)	Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

April 26, 2018	10

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the first quarter of:
	2018	% of rev.	2017	% of rev.	% Var.
Total revenues	12,454	100.0	12,024	100.0	3.6
Cost of sales	8,758	70.3	8,610	71.6	1.7
Gross profit	3,696	29.7	3,414	28.4	8.3
Administrative expenses	485	3.9	453	3.8	7.1
Selling expenses	2,910	23.4	2,700	22.4	7.8
Other operating expenses (income), net	21	0.2	10	0.1	110.0
Income from operations	280	2.2	251	2.1	11.6
Depreciation	166	1.3	161	1.3	3.1
Amortization & other non-cash charges	85	0.8	86	0.7	(1.2)
Operative cash flow	531	4.3	498	4.1	6.6
CAPEX	351		196		79.1

Information of Stores
Total stores	2,235		2,136		4.6
Net new stores (1):
vs. Last quarter	10		16		(37.5)
Last-twelve-months	99		201		(50.7)

Same-store data: (2)
Sales (thousands of pesos)	1,547.1		1,534.8		0.8

(1)	Aquisitions are included.
(2)	Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

April 26, 2018	11

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the first quarter of:
	2018	% of rev.	2017	% of rev.	% Var.
Total revenues	10,593	100.0	9,114	100.0	16.2
Cost of sales	9,706	91.6	8,492	93.2	14.3
Gross profit	887	8.4	622	6.8	42.6
Administrative expenses	52	0.5	37	0.4	40.5
Selling expenses	697	6.6	521	5.7	33.8
Other operating expenses (income), net	1	-	2	-	-
Income from operations	137	1.3	62	0.7	121.0
Depreciation	30	0.3	24	0.3	25.0
Amortization & other non-cash charges	7	-	6	-	16.7
Operative cash flow	174	1.6	92	1.0	89.1
CAPEX	64		38		68.4

Information of OXXO GAS Service Stations
Total service stations	467		388		20.4
Net new service stations
vs. Last quarter	15		6		150.0
Last-twelve-months	79		69		14.5

Volume (million of liters) total stations	674.1		631.1		6.8

Same-stations data: (1)
Sales (thousands of pesos)	8,162.6		7,876.5		3.6
Volume (thousands of liters)	519.1		545.5		(4.8)
Average price per liter	15.7		14.4		8.9

(1)	Monthly average information per station, considering same stations with more than twelve months of operations.

April 26, 2018	12

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the first quarter of:
	2018	% of rev.	2017	% of rev.	% Var.(A)	% Org.(B)
Total revenues	49,713	100.0	51,357	100.0	(3.2)	(0.9)
Cost of sales	27,796	55.9	29,060	56.6	(4.3)
Gross profit	21,917	44.1	22,297	43.4	(1.7)
Administrative expenses	2,521	5.1	2,271	4.4	11.0
Selling expenses	13,413	27.0	14,373	27.9	(6.7)
Other operating expenses (income), net	100	0.2	(437)	(0.9)	(122.9)
Income from operations	5,883	11.8	6,090	11.9	(3.4)	(9.2)
Depreciation	2,353	4.7	2,496	4.9	(5.7)
Amortization & other non-cash charges	470	1.0	968	1.8	(51.4)
Operative cash flow	8,706	17.5	9,554	18.6	(8.9)	(5.6)
CAPEX	1,865		3,834		(51.3)

Sales volumes
(Millions of unit cases)
Mexico and Central America	474.9	52.2	473.0	53.7	0.4
South America	118.3	13.0	126.0	14.3	(6.1)
Brazil	194.8	21.5	190.1	21.6	2.5
Philippines	119.9	13.2	92.3	10.5	29.9
Total	907.8	100.0	881.3	89.5	3.0

(A)	The consolidation of Coca- Cola Philippines started on February 1, 2017 additionally the results from Coca-Cola FEMSA de Venezuela are no longer included as of January 1, 2018
(B)	Organic basis (% Org.) Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place at January 2017 and excludes the results of Coca-Cola FEMSA Venezuela in 2017.

April 26, 2018	13

FEMSA

Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	1Q 2018	LTM(1) Mar-18	Mar-18		Dec-17
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.30%	5.13%	18.34	1.0000	19.74	1.0000
Colombia	2.05%	3.07%	2,780.47	0.0066	2,984.00	0.0066
Venezuela	216.31%	4394.50%	71,176.12	0.0003	22,793.30	0.0009
Brazil	0.93%	2.83%	3.32	5.5191	3.31	5.9660
Argentina	6.74%	25.48%	20.15	0.9104	18.65	1.0583
Chile	0.55%	1.79%	605.26	0.0303	615.22	0.0321
Philippines	2.59%	4.41%	52.21	0.3514	49.92	0.3953
Euro Zone	-1.43%	0.00%	0.81	22.6404	0.84	23.5729

(1)	LTM = Last twelve months.

April 26, 2018	14

2018 FIRST QUARTER RESULTS

Mexico City, April 25, 2018, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2018.

 (1)Comparability

The comparability of our financial and operating performance in the first quarter of 2018, as compared to the same period of 2017, was affected by the following factors: (a) as previously announced, due to a change in reporting method, the results from Coca-Cola FEMSA de Venezuela are no longer included in our consolidated financial statements as of January 1, 2018; and (b) the consolidation of Coca-Cola FEMSA Philippines commencing on February 1, 2017. In addition, the consolidation generated a one-time non-cash gain during the first quarter of 2017.

In order to better describe the performance of our business, for certain information we present the comparable figures excluding the effects of: (i) mergers, acquisitions, and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017; and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017.

Furthermore, as of January 1, 2018, margin comparability in the Philippines was impacted by the excise tax on soft drink production, accounted for in cost of goods sold.

Operational and Financial Highlights

•	Revenues declined 3.2%, impacted by an unfavorable currency translation effect, while comparable revenues grew 7.2% for the quarter.
•	Volume increased in Brazil, Central America and Colombia driven by the rollout of our portfolio and affordability initiatives, while transactions outperformed volumes in key markets such as Argentina, Brazil and the Philippines.
•	Operating income declined 3.4%, while comparable operating income declined 1.1% for the quarter, driven mainly by cost pressures in Central America, Mexico, and the Philippines, partially offset by raw material tailwinds in South America.
•	Majority net income decreased 59.0% during the first quarter of 2018, as compared to the same period of 2017 which included a one-time non-cash gain related to the consolidation of the Philippines.

Results Summary

	First Quarter
	as Reported		Comparable (1)
Expressed in millions of Mexican pesos.	2018	Δ%	Δ%
Total revenues	49,713	(3.2%)	7.2%
Gross profit	21,917	(1.7%)	6.1%
Operating income	5,883	(3.4%)	(1.1%)
Operating cash flow (2)	8,706	(8.9%)	4.0%
Net income attributable to equity holders of the company	2,414	(59.0%)
Earnings per share (3)	1.15

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.

(3) Quarterly earnings / outstanding shares as of the end of the period. Outstanding shares as of 1Q'18 were 2,100.8 million

Message from the Chief Executive Officer

“At the start of the year, we faced a mixed macroeconomic environment across our operations, coupled with a new tax environment in the Philippines. However, our ability to adapt to ever-changing market and consumer dynamics, combined with our transformational initiatives, enabled us to deliver comparable revenue and operating cash flow growth of 7.2% and 4.0%, respectively. By leveraging our clear strategy, the encouraging recovery of our South America division, a resilient Mexico, and an adaptable Philippines, we aim to continue Coca-Cola FEMSA’s growth, while hitting new milestones in transforming our operating model, protecting our short-term results, and ensuring sustainable social and economic value for all of our stakeholders,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Press Release 1Q 2018	Page 15
April 25, 2018

Consolidated results for the first quarter

Comparable figures:(1)

Revenues: Comparable total revenues grew 7.2% in the first quarter of 2018 as compared to the same period of 2017, driven by average price per unit case growth in Argentina and Mexico, coupled with volume growth in Brazil, Central America, and Colombia, partially offset by volume declines in the rest of our operations.

Transactions: Comparable number of transactions increased 1.0%. Our sparkling beverage category grew 0.4%, driven by 1.3% growth in our colas portfolio, partially offset by a 2.3% decline in flavors. Our positive performance in colas was driven by growth in Argentina, Brazil, Central America and Colombia, partially offset by a decline in Mexico and the Philippines. Our decline in flavors was driven by Brazil, Colombia, and Mexico, partially offset by growth in Argentina, Central America, and the Philippines. Our still beverage category grew 0.8%, driven mainly by the positive performance of Brazil, Central America, and Mexico. Finally, our water category’s transactions increased by 7.7%, driven by growth in almost all of our operations, partially offset by a decline in Argentina.

Volume: Comparable sales volume remained flat in the first quarter of 2018 as compared to the same period in 2017. Our sparkling beverage portfolio’s volume remained flat, driven by 1.5% growth in our colas portfolio, partially offset by a 4.4% decline in flavors. Growth in our colas portfolio was driven mainly by the performance of Brazil, Central America, and Colombia, while our decline in flavors was driven mainly by declines in Brazil, Colombia, and the Philippines. Our still beverage category’s volume declined 6.6%, as growth in most of our operations was offset by declines in Argentina, Colombia, and the Philippines. Our personal water portfolio’s volume grew 10.6% due to positive performance in most of our operations. Finally, our bulk water portfolio’s volume declined 1.2%, driven by Mexico and Colombia, partially offset by growth in the rest of our operations.

Gross profit: Comparable gross profit grew 6.1%. Our pricing initiatives, coupled with lower sweetener prices in most of our operations, were offset by an unfavorable currency hedging position, higher sweetener and concentrate prices in Mexico, higher sweetener and PET costs and the inclusion of the excise tax on beverage production in the Philippines, which is applied as a cost, and the depreciation in the average exchange rate of the Argentine Peso, the Brazilian Real, and the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income declined 1.1% for the first quarter of 2018 as compared to the same period of 2017.

Operating cash flow: Comparable operating cash flow increased 4.0% in the first quarter of 2018.

As reported figures:

Revenues: Total revenues declined 3.2% to Ps. 49,713 million in the first quarter of 2018, mainly due to the negative translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, combined with the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017, and an unfavorable price/mix in Brazil, Central America and Colombia. These effects were partially offset by price increases aligned with or above inflation in key territories such as Argentina and Mexico, supported by volume growth in Brazil, Central America and Colombia.

Transactions: Reported total number of transactions increased 6.9% to 6,137.6 million in the first quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume increased 3.0% to 907.8 million unit cases in the first quarter of 2018 as compared to the same period in 2017.

Gross profit: Gross profit declined 1.7% to Ps. 21,917 million, and gross margin expanded 70 basis points to 44.1%.

(Continued on next page)

Press Release 1Q 2018	Page 16
April 25, 2018

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 49 million in the first quarter of 2018, compared to a gain of Ps. 46 million recorded in the first quarter of 2017. This is mainly due to: (i) a loss in our dairy joint venture in Panama; (ii) larger gains in our joint ventures in Brazil during the first quarter of 2017 as compared to the first quarter of 2018; and (iii) the consolidation of Coca-Cola FEMSA Philippines, Inc., which is no longer included in the equity method as of February 2017.

Operating Income: Operating income decreased 3.4% to Ps. 5,883 million, and operating margin contracted 10 basis points to 11.8% during the first quarter 2018 as compared with the same period of 2017, which benefited from the reversal of expense-related provisions that did not materialize.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 62 million, compared to a gain of Ps. 2,471 million during the first quarter of 2017, due mainly to the consolidation of Coca-Cola FEMSA Philippines, Inc., starting February 2017.

Comprehensive financing result: Comprehensive financing result in the first quarter of 2018 recorded an expense of Ps. 2,072 million, compared to an expense of Ps. 1,286 million in the same period of 2017.

During the first quarter of 2018, we recorded an interest expense, net, of Ps. 1,598 million, compared to Ps. 2,328 million in the first quarter of 2017. This decrease was driven by the decline of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Argentina, Brazil, and Colombia. However, these effects were partially offset by: (i) an interest rate increase in Mexico; (ii) additional debt in Mexico; and (iii) an interest rate increase resulting from swapping U.S. dollar-denominated debt to Brazilian Real and Mexican Peso-denominated debt, as part of our strategy to eliminate our U.S. dollar net debt exposure.

In addition, for the first quarter, we recorded a foreign exchange loss of Ps. 228 million as compared to a gain of Ps. 53 million in 2017, which resulted from the quarterly appreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position.

Additionally, due to the announced change in the reporting method, the results of Coca-Cola FEMSA de Venezuela are no longer included in our consolidated financial statements, for this reason no monetary position in hyperinflationary subsidiaries was recorded as of January 1, 2018.

Market value on financial instruments recorded a loss of Ps. 246 million as compared to a gain of Ps. 434 million in the first quarter of 2017 due to the decrease during the quarter in the long-term interest rates in Brazil as applied to our fixed rate cross-currency swaps.

Income tax: During the first quarter of 2018, reported income tax as a percentage of income before taxes was 32.0%, compared to 17.1% in the same period of 2017. The lower tax rate in the first quarter of 2017 was driven mainly by one-time non-cash gain recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc.

Net income: Consolidated net controlling interest income decreased 59.0% to Ps. 2,414 million in the first quarter of 2018, resulting in earnings per share (EPS) of Ps. 1.15 (Ps. 11.49 per ADS), in the face of a high comparable driven mainly by one-time non-cash gain recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc.

Operating cash flow: Operating cash flow decreased 8.9% to Ps. 8,706 million, and operating cash flow margin contracted 110 basis points to 17.5%.

Press Release 1Q 2018	Page 17
April 25, 2018

Balance Sheet (1)

As of March 31, 2018, we had a cash balance of Ps. 19,549 million, including US$353 million denominated in U.S. dollars, an increase of Ps. 777 million as compared to December 31, 2017. As of March 31, 2018, total short-term debt was Ps. 11,238 million, and long-term debt was Ps. 67,463 million. Total debt decreased by Ps. 4,664 million, and net debt decreased by Ps. 5,447 million compared to year-end 2017, due mainly to our cash flow generation during the year and the positive translation effect resulting from the appreciation of the end-of-period exchange rate of the Mexican Peso as applied to our U.S. dollar-denominated debt position.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos, was 7.67%, a reduction as compared to the fourth quarter 2017, due mainly to the reduction of interest rates in Brazil. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2018.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican Pesos	45.9%	3.1%
U.S. Dollars	1.4%	0.0%
Colombian Pesos	2.9%	71.8%
Brazilian Reals	49.7%	50.9%
Argentine Pesos	0.1%	0.0%

Debt Maturity Profile

Maturity Date	2018	2019	2020	2021	2022	2023+
% of Total Debt	13.9%	8.7%	12.1%	8.1%	2.00%	55.23%

(1)	See page 14 for detailed information.
(2)	After giving effect to cross-currency swaps.
(3)	Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2018	FY 2017	Δ %
Net debt including effect of hedges (1)(3)	64,321	68,973	-6.7%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.65	1.74
Operating cash flow/ Interest expense, net (1)	5.45	4.99
Capitalization (2)	38.1%	39.3%

(1) Net debt = total debt - cash

(2) Total debt / (long-term debt + shareholders' equity)

(3) After giving effect to cross-currency swaps.

Press Release 1Q 2018	Page 18
April 25, 2018

Mexico & Central America Division

(Costa Rica, Guatemala, México, Nicaragua, and Panama)

Comparable figures: (1)

Revenues: Comparable total revenues from our Mexico and Central America division increased 5.2% in the first quarter of 2018, compared to the same period in 2017, driven by an increase in average price per unit case in Mexico and volume growth in Central America, partially offset by a slight volume decline in Mexico and an unfavorable price/mix effect in Central America.

Transactions: Total transactions in our Mexico and Central America division remained flat in the first quarter of 2018. Our sparkling beverage portfolio’s transactions contracted 0.8%, driven mainly by a 0.7% decline in our colas portfolio and a 1.5% decline in flavors. Our still beverage category’s transactions increased 2.0% in the division, driven by 1.4% growth in Mexico and 4.3% growth in Central America, while our water transactions, including bulk water, increased 3.1%, driven by 3.0% growth in Mexico and 4.7% growth in Central America.

Volume: Total sales volume for the division remained flat in the first quarter of 2018, compared to the same period of 2017. Our sparkling beverage category’s volume remained flat, driven by a 0.6% increase in our colas portfolio and flat performance in flavors. Our performance in colas was driven mainly by 14.2% growth in Central America, while our performance in flavors was driven by 2.2% growth Central America. Our still beverage category’s volume increased 1.6%, driven by growth in both Mexico and Central America. Our personal water portfolio’s volume increased 6.8%, driven by 6.2% growth in Mexico and 13.0% growth in Central America. Our bulk water portfolio’s volume declined 3.0% in the division due to a contraction in Mexico, partially offset by growth in Central America.

Gross profit: Comparable gross profit grew 1.9% in the first quarter of 2018 as compared to the same period in 2017. In Mexico, our pricing initiatives and the appreciation of the average exchange rate of the Mexican Peso as applied to U.S. dollar-denominated raw material costs were offset by the increase in concentrate cost, higher prices of sweeteners, and an unfavorable currency hedging position. In Central America, lower sweetener prices were offset by higher PET prices, an unfavorable price/mix, and the depreciation of the average exchange rates of the Costa Rican Colon and the Nicaraguan Cordoba as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division decreased 10.5% in the first quarter of 2018 as compared to the same period in 2017.

Operating cash flow: Comparable operating cash flow decreased 1.7% in the first quarter of 2018 as compared to the same period in 2017.

As reported figures:

Revenues: Reported total revenues increased 3.7% in the first quarter of 2018 as compared to the same period of 2017.

Gross profit: Reported gross profit increased 0.6% in the first quarter of 2018, and gross profit margin reached 47.1%, a gross margin contraction of 150 basis points.

Operating income: Reported operating income decreased 11.0% in the first quarter of 2018, and operating income margin reached 11.9%, contracting 200 basis points during the period.

Operating cash flow: Reported operating cash flow decreased 3.3% in the first quarter of 2018, resulting in a margin contraction of 130 basis points to 18.4%.

Press Release 1Q 2018	Page 19
April 25, 2018

South America Division

(Argentina, Brazil and Colombia)

Comparable figures: (1)

Revenues: Comparable total revenues increased 6.7%, driven mainly by volume growth in Brazil and Colombia, coupled with an average price per unit case increase in Argentina, which was partially offset by an unfavorable price/mix in Brazil and Colombia.

Transactions: Comparable transactions in the division increased 4.4% during the first quarter of 2018. Our sparkling beverage portfolio’s transactions increased 3.7%, driven by 7.9% growth in our colas portfolio, partially offset by an 8.9% contraction in flavors. Our positive performance in colas was driven by growth across our South American operations. However, flavors’ negative performance was driven by Colombia and Brazil, partially offset by growth in Argentina. Our still beverage category’s transactions increased 2.0%, driven by growth in Brazil, partially offset by a decline in Argentina and Colombia. Our water transactions, including bulk water, increased 12.0%, driven by growth in Brazil and Colombia, partially offset by a decline in Argentina.

Volume: Comparable total sales volume in South America grew 3.2% during the first quarter of 2018 as compared to the same period of 2017. Our sparkling beverage category’s volume increased 2.3%, driven by 6.4% growth in our colas portfolio, which was partially offset by a 9.3% decline in flavors. Colas’ positive performance was driven by growth in Brazil and Colombia, while our decline in flavors was also driven by Brazil and Colombia. Our still beverage category’s volume increased 1.5%, driven by growth in Brazil, partially offset by a decline in Colombia. Our personal water category’s volume increased 18.2%, driven by growth in Brazil and Colombia, offset by a decline in Argentina. Our bulk water business’s volume declined 9.0%, driven by a decline in Colombia, partially offset by growth in Argentina and Brazil.

Gross profit: Comparable gross profit increased 16.2% as a result of lower sweetener prices, a favorable currency hedging position, and the appreciation of the Colombian Peso as applied to U.S. dollar-denominated raw material costs, which offset higher PET prices in Colombia, an unfavorable raw material hedging position, and the depreciation of the average exchange rate of the Brazilian Real and the Argentine Peso as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 11.7% as compared to the same period in 2017.

Operating cash flow: Comparable operating cash flow increased 12.3% as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues declined 16.9% to Ps. 21,845 million in the first quarter of 2018, driven by an unfavorable currency translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, the deconsolidation of Coca-Cola FEMSA de Venezuela, and the unfavorable price-mix effect in Brazil and Colombia. These effects were partially offset by volume growth in Brazil and Colombia, coupled with an average price per unit case increase in Argentina.

Transactions: Reported total number of transactions decreased 0.3% to 2,011.5 million in the first quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume decreased 1.0% to 313.0 million unit cases in the first quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit decreased 6.7% to Ps. 9,732 million in the first quarter of 2018, and gross profit margin expanded 480 basis points to 44.5%.

Operating income: Reported operating income grew 8.1% to Ps. 3,103 million in the first quarter of 2018, resulting in a margin expansion of 330 basis points to 14.2%.

Operating cash flow: Reported operating cash flow declined 13.8% to Ps. 4,068 million in the first quarter of 2018, resulting in a margin expansion of 70 basis points to 18.6%.

Press Release 1Q 2018	Page 20
April 25, 2018

Asia Division

(The Philippines)

As of January 1, 2018, the Philippines implemented a comprehensive tax reform to fund infrastructure investments. As part of this reform, among other initiatives, excise taxes on sweetened beverages were applied as follows: (i) 6 Philippine Pesos per liter on beverages containing sugar or non-caloric sweeteners; and (ii) 12 Philippine Pesos per liter on beverages containing high fructose corn syrup (HFCS).

As this excise tax is applied to soft drink production, margins in this operation are incomparable with margins from 2017. This impact in comparability is caused by the recognition of this excise tax in cost of goods sold and the Company’s increased prices to adjust to this change, resulting in increased revenues.

Comparable figures: (1)

Revenues: Comparable total revenues increased 18.5% during the first quarter of 2018, driven by average price per unit case increase as an adjustment to the excise tax, partially offset by a volume decline.

Transactions: Comparable transactions decreased 1.2% in the first quarter of 2018. Our sparkling beverage portfolio’s transactions decreased 1.4%, driven by a 3.5% decline in our colas portfolio, partially offset by 2.6% growth in flavors. Our still beverage category’s transactions, not including powders, increased by 35.1%. Our water transactions, including bulk water, increased 8.2%.

Volume: Comparable total sales volume decreased 8.1% in the first quarter of 2018. Our sparkling beverage category’s volume decreased 7.0%, driven by an 8.4% decline in our colas portfolio and a 4.2% decline in flavors. Our still beverage category’s volume, excluding powders, increased 18.8%. Our personal water category’s volume decreased 1.3%. Our bulk water business’s volume grew 20.6%.

Gross profit: Comparable gross profit decreased 14.9% as compared to the same period of 2017, driven mainly by the inclusion of the excise tax on soft drink production as a cost of goods sold, as well as higher sweetener and PET resin prices and the devaluation of the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income decreased 38.8% to Ps. 117 million during the first quarter of 2018.

Operating cash flow: Comparable operating cash flow decreased 6.4% to Ps. 541 million as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues increased 55.2% to Ps. 5,591 million for the first quarter 2018 as compared to the results of February and March 2017. Additionally, total revenues were driven by an average price per unit case increase, as an adjustment to the excise tax, partially offset by a volume decline and the negative translation effect resulting from the depreciation the Philippine Peso as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 39.0% to 1,452.1 million in the first quarter of 2018 as compared to the same period of 2017.

Volume: Reported total sales volume increased 29.9% to 119.9 million unit cases in the first quarter of 2018 as compared to the same period of 2017.

Gross profit: Gross profit grew 17.9% to Ps. 1,701.3 million, and gross margin contracted 970 basis points to 30.4%.

Operating income: Reported operating income declined 48.7% to Ps. 117.3 million in the first quarter of 2018, resulting in a margin of contraction of 430 basis points to 2.1%.

Operating cash flow: Reported operating cash flow declined 9.8% to Ps. 541.1 million in the first quarter of 2018, resulting in a margin of contraction of 700 basis points to 9.7%.

Press Release 1Q 2018	Page 21
April 25, 2018

Recent Developments

•	On March 9, 2018, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting, during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2017, the annual report presented by the Board of Directors, the declaration of dividends corresponding to fiscal year 2017, and the composition of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2018. Shareholders approved the payment of a cash dividend in the amount of Ps. 3.35 per share outstanding, equivalent to Ps. 7,038 million, to be paid in two installments as of May 3, 2018, and November 1, 2018.

Conference Call Information

Our first quarter 2018 conference call will be held on April 25, 2018, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-726-2418 or International: 719-785-1753. Participant code: 6219919. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and on our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 1Q 2018	Page 22
April 25, 2018

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017; and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Earnings per share were computed based on 2,100.8 million shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017, we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 169 brands to more than 349 million consumers daily. With over 96 thousand employees, the company markets and sells approximately 3.8 billion unit cases through 2.6 million points of sale a year. Operating 60 manufacturing plants and 300 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Nicaragua, Costa Rica, and Panama. For further information, please visit www.coca-colafemsa.com

For additional information or inquiries, contact the Investor Relations team:

•	Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186
•	Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218
•	Maria Fernanda Garcia | maria.garciacr@kof.com.mx | (5255) 1519-6240

(7 pages of tables to follow)

Press Release 1Q 2018	Page 23
April 25, 2018

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	1Q 18	% Rev	1Q 17	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	6,137.6		5,741.7		6.9%	1.0%
Volume (million unit cases) (2)	907.8		881.3		3.0%	0.1%
Average price per unit case (2)	50.69		54.17		-6.4%
Net revenues	49,596		51,262		-3.2%
Other operating revenues	117		96		22.3%
Total revenues (3)	49,713	100.0%	51,357	100.0%	-3.2%	7.2%
Cost of goods sold	27,796	55.9%	29,060	56.6%	-4.3%
Gross profit	21,917	44.1%	22,297	43.4%	-1.7%	6.1%
Operating expenses	15,934	32.1%	16,644	32.4%	-4.3%
Other operative expenses, net	51	0.1%	(391)	-0.8%	NA
Operative equity method (gain) loss in associates(4)	49	0.1%	(46)	-0.1%	NA
Operating income (5)	5,883	11.8%	6,090	11.9%	-3.4%	-1.1%
Other non operative expenses, net	62		(2,471)		NA
Non Operative equity method (gain) loss in associates(6)	12		(37)		NA
Interest expense	2,012		2,513		-19.9%
Interest income	414		185		123.8%
Interest expense, net	1,598		2,328		-31.4%
Foreign exchange loss (gain)	228		(53)		NA
Loss (gain) on monetary position in inflationary subsidiries	-		(555)		NA
Market value (gain) loss on financial instruments	246		(434)		NA
Comprehensive financing result	2,072		1,286		61.1%
Income before taxes	3,737		7,312		-48.9%
Income taxes	1,196		1,254		-4.6%
Consolidated net income	2,541		6,058		-58.1%
Net income attributable to equity holders of the company	2,414	4.9%	5,887	11.5%	-59.0%
Non-controlling interest	127		171		-25.6%
Operating income (5)	5,883	11.8%	6,090	11.9%	-3.4%
Depreciation	2,353		2,496		-5.7%
Amortization and other operative non-cash charges	470		968		-51.4%
Operating cash flow (5)(7)	8,706	17.5%	9,554	18.6%	-8.9%	4.0%

CAPEX	1,786		3,834

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,084 million from our Mexican operation, Ps. 14,848 million from our Brazilian operation, Ps. 3,600 million from our Colombian operation, Ps. 3,397 million from our Argentine operation, and Ps. 5,591 million from our Philippines operation for the first quarter of 2018; and Ps. 18,113 million from our Mexican operation, Ps. 16,074 million from our Brazilian operation, Ps. 3,635 from our Colombian operation, and Ps. 3,707 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 3,586 million for the first quarter of 2018 and Ps. 3,525 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.

(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017, and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017.

Press Release 1Q 2018	Page 24
April 25, 2018

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	1Q 18	% Rev	1Q 17	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	2,674.0		2,680.4		-0.2%	-0.2%
Volume (million unit cases)	474.9		472.9		0.4%	0.4%
Average price per unit case	46.89		45.37		3.4%
Net revenues	22,269		21,459
Other operating revenues	9		14
Total revenues (2)	22,277	100.0%	21,472	100.0%	3.7%	5.2%
Cost of goods sold	11,794	52.9%	11,047	51.4%
Gross profit	10,484	47.1%	10,425	48.6%	0.6%	1.9%
Operating expenses	7,866	35.3%	7,509	35.0%
Other operative expenses, net	(103)	-0.5%	(79)	-0.4%
Operative equity method (gain) loss in associates (3)	59	0.3%	4	0.0%
Operating income (4)	2,662	11.9%	2,991	13.9%	-11.0%	-10.5%
Depreciation, amortization & other operative non-cash charges	1,434	6.4%	1,245	5.8%
Operating cash flow (4)(5)	4,096	18.4%	4,237	19.7%	-3.3%	-1.7%

(1) Except volume and average price per unit case figures.

(2) Includes total revenues of Ps. 19,084 million from our Mexican operation for the first quarter of 2018 and 18,113 for the same period of the previous year

(3) Includes equity method in Jugos del Valle, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.

(4) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(6) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017, and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017.

Press Release 1Q 2018	Page 25
April 25, 2018

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	1Q 18	% Rev	1Q 17	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,011.5		2,016.7		-0.3%	4.4%
Volume (million unit cases) (2)	313.0		316.1		-1.0%	3.2%
Average price per unit case (2)	57.98		71.75		-19.2%
Net revenues	21,737		26,202
Other operating revenues	108		82
Total revenues (3)	21,845	100.0%	26,284	100.0%	-16.9%	6.7%
Cost of goods sold	12,113	55.5%	15,855	60.3%
Gross profit	9,732	44.5%	10,429	39.7%	-6.7%	16.2%
Operating expenses	6,504	29.8%	7,932	30.2%
Other operative expenses, net	135	0.6%	(323)	-1.2%
Operative equity method (gain) loss in associates (4)	(10)	-0.0%	(50)	-0.2%
Operating income (5)	3,103	14.2%	2,870	10.9%	8.1%	11.7%
Depreciation, amortization & other operative non-cash charges	965	4.4%	1,848	7.0%
Operating cash flow (5)(6)	4,068	18.6%	4,717	17.9%	-13.8%	12.3%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 14,848 million from our Brazilian operation, Ps. 3,600 million from our Colombian operation, and Ps. 3,397 million from our Argentine operation for the first quarter of 2018; and Ps. 16,074 million from our Brazilian operation, Ps. 3,635 from our Colombian operation, and Ps. 3,707 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 3,586 million for the first quarter of 2018 and Ps. 3,525 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, Verde Campo, among others.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017, and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017.

Press Release 1Q 2018	Page 26
April 25, 2018

Asia Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	1Q 18	% Rev	1Q 17 (2)	% Rev	Δ % Reported	Δ % Comparable(4)
Transactions (million transactions)	1,452.1		1,044.6		39.0%	-1.2%
Volume (million unit cases)	119.9		92.3		29.9%	-8.1%
Average price per unit case	46.64		39.03		19.5%
Net revenues	5,591		3,601
Other operating revenues	-		-
Total revenues (3)	5,591	100.0%	3,601	100.0%	55.2%	18.5%
Cost of goods sold	3,889	69.6%	2,158	59.9%
Gross profit	1,701	30.4%	1,443	40.1%	17.9%	-14.9%
Operating expenses	1,564	28.0%	1,203	33.4%
Other operative expenses, net	20	0.4%	12	0.3%
Operating income (5)	117	2.1%	229	6.4%	-48.7%	-38.8%
Depreciation, amortization & other operative non-cash charges	424	7.6%	371	10.3%
Operating cash flow (5)(6)	541	9.7%	600	16.7%	-9.8%	-6.4%

(1) Except volume and average price per unit case figures.

(2) Includes only February and March for 2017

(3) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(4) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017, and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place at the beginning of first quarter 2017.

Press Release 1Q 2018	Page 27
April 25, 2018

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

	Mar-18		Dec-17
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	19,549	Ps.	18,767
Total accounts receivable		13,132		17,576
Inventories		12,142		11,364
Other current assets		10,374		7,950
Total current assets		55,197		55,657
Property, plant and equipment
Property, plant and equipment		118,382		121,968
Accumulated depreciation		(47,137)		(46,141)
Total property, plant and equipment, net		71,244		75,827
Investment in shares		12,033		12,540
Intangibles assets and other assets		119,533		124,243
Other non-current assets		17,751		17,410
Total Assets	Ps.	275,759	Ps.	285,677

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	11,233	Ps.	12,171
Suppliers		18,440		19,956
Other current liabilities		30,041		23,467
Total current liabilities		59,714		55,595
Long-term bank loans and notes payable		67,463		71,189
Other long-term liabilities		19,637		18,184
Total liabilities		146,813		144,968
Equity
Non-controlling interest		16,538		18,141
Total controlling interest		112,408		122,568
Total equity		128,946		140,710
Total Liabilities and Equity	Ps.	275,759	Ps.	285,677

Press Release 1Q 2018	Page 28
April 25, 2018

Quarter - Volume & Transactions
For the three months ended March 31, 2018 and 2017

Volume
Expressed in million unit cases

	1Q 2018					1Q 2017
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	310.1	25.2	66.5	28.2	430.0	312.0	23.7	68.6	28.0	432.4
Central America	36.8	2.9	0.2	5.0	44.9	33.2	2.6	0.2	4.6	40.5
Mexico & Central America	347.0	28.1	66.7	33.1	474.9	345.2	26.3	68.8	32.6	472.9
Colombia	50.4	8.8	3.1	4.4	66.7	44.9	5.4	4.8	5.8	60.9
Venezuela	-	-	-	-	-	10.5	1.5	0.1	0.6	12.7
Brazil	169.3	12.4	2.1	10.9	194.8	168.1	11.2	1.8	9.1	190.2
Argentina	40.8	5.3	1.5	4.0	51.6	41.7	5.8	0.8	4.1	52.4
South America	260.5	26.5	6.7	19.3	313.0	265.2	23.9	7.4	19.6	316.1
Philippines (3)	97.1	5.9	10.2	6.7	119.9	73.4	4.3	5.9	8.7	92.3
Asia	97.1	5.9	10.2	6.7	119.9	73.4	4.3	5.9	8.7	92.3
Total	704.6	60.5	83.6	59.1	907.8	683.8	54.5	82.1	60.9	881.3

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

(3) Philippines information reported for 2017 includes only February and March.

Transactions
Expressed in million transactions

	1Q 2018				1Q 2017
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	1,886.4	182.7	230.3	2,299.4	1,922.5	177.4	227.0	2,327.0
Central America	295.2	16.3	63.1	374.6	277.3	15.6	60.5	353.4
Mexico & Central America	2,181.6	199.0	293.4	2,674.0	2,199.8	193.0	287.5	2,680.4
Colombia	373.5	83.6	48.7	505.8	350.2	67.4	59.9	477.6
Venezuela	-	-	-	-	71.4	14.8	3.8	90.0
Brazil	1,024.3	108.3	116.0	1,248.7	994.3	100.0	99.9	1,194.2
Argentina	204.4	27.5	25.1	257.0	200.1	28.5	26.4	255.0
South America	1,602.2	219.4	189.9	2,011.5	1,616.1	210.7	189.9	2,016.7
Philippines (1)	1,290.5	72.5	89.1	1,452.1	927.4	48.6	68.7	1,044.6
Asia	1,290.5	72.5	89.1	1,452.1	927.4	48.6	68.7	1,044.6
Total	5,074.3	490.9	572.3	6,137.6	4,743.3	452.3	546.1	5,741.7

(1) Philippines information reported for 2017 includes only February and March.

Press Release 1Q 2018	Page 29
April 25, 2018

Macroeconomic Information
First quarter 2018

Inflation(1)

	LTM	1Q 18
Mexico	5.13%	1.30%
Colombia	3.07%	2.05%
Brazil	2.83%	0.93%
Argentina	25.48%	6.74%
Philippines	4.41%	2.59%

(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.

Average Exchange Rates for each Period (2)

	Quarterly Exchange Rate (local currency per USD)
	1Q 18	1Q 17	Δ %
Mexico	18.76	20.39	-8.0%
Guatemala	7.37	7.43	-0.9%
Nicaragua	30.98	29.50	5.0%
Costa Rica	571.95	564.72	1.3%
Panama	1.00	1.00	0.0%
Colombia	2,860.36	2,922.07	-2.1%
Brazil	3.24	3.14	3.2%
Argentina	19.70	15.67	25.7%
Philippines	51.45	49.99	2.9%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Mar 2018	Mar 2017	Δ %	Dec 2017	Dec 2017	Δ %
Mexico	18.34	18.81	-2.5%	19.74	20.66	-4.5%
Guatemala	7.40	7.34	0.8%	7.34	7.52	-2.4%
Nicaragua	31.16	29.68	5.0%	30.79	29.32	5.0%
Costa Rica	569.31	567.34	0.3%	572.56	561.10	2.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,780.47	2,880.24	-3.5%	2,984.00	3,000.71	-0.6%
Brazil	3.32	3.17	4.9%	3.31	3.26	1.5%
Argentina	20.15	15.39	30.9%	18.65	15.89	17.4%
Philippines	52.21	50.19	4.0%	49.92	49.81	0.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Press Release 1Q 2018	Page 30
April 25, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Eduardo Padilla
Eduardo Padilla
Chief Executive Officer

Date: April 26, 2018